Exhibit 99.1

SOPHiA GENETICS and Agilent Partner on Comprehensive Solution for Cancer Analysis

Collaboration provides a solution for a more in-depth analysis of cancer biomarkers

BOSTON and LAUSANNE, Switzerland, March 14, 2023 – SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company in the healthcare space and the leader in data-driven medicine, is partnering with Agilent to offer a comprehensive solution for cancer analysis.

Through the partnership, the SOPHiA DDMTM Platform will be integrated with Agilent’s new Research Use Only SureSelect Cancer Comprehensive Genomic Profiling (CGP) Assay Kit. This will enable clinical researchers to accurately identify multiple biomarkers, lowering the risk of missing important information in cancer samples. The partnership brings together these two companies’ strengths in analytics and next generation sequencing (NGS) assay development to facilitate novel approaches to cancer research.

“Working with Agilent means combining best-in-class profiling practices with rich data and insights,” said Kevin Puylaert, Vice President, Business Development & Marketing, SOPHiA GENETICS. “Together, we can break traditional barriers that often limit new discoveries, democratizing access to data-driven medicine around the world.”

SOPHiA GENETICS is tailoring its analytics to work in harmony with Agilent’s target enrichment technology so that users have access to an advanced solution that allows multiple tumor markers to be detected. With the SOPHiA DDMTM Platform, users will have an integrated solution with reporting tools that go beyond simple readouts, aligned with the information and input from the latest guidelines and clinical trials reflecting relevant biomarkers.

“We chose to partner with SOPHiA GENETICS to leverage their analytical and reporting capabilities, which complements our SureSelect Cancer CGP panel, to drive toward providing clinical researchers with a complete set of tools that will make comprehensive tumor profiling possible in their own labs,” said Kevin Meldrum, Vice President and General Manager, Integrated Genomics Division, Agilent Technologies.

The combined efforts of Agilent and SOPHiA GENETICS will make it possible for labs of varying sizes to bring cancer analysis in-house without having to send out samples or output data to other vendors and labs. This keeps impactful bioinformatic information in the hands of the user for future reference or research.

TomaLab, one of the largest research and genetics laboratories in Italy, is participating in an early-access program that is currently underway.

“Our laboratory is excited by the Agilent and SOPHiA GENETICS partnership and the release of their integrated CGP solution,” said Vittorio Grazioli, CEO of TomaLab. “Combining high-quality reagents, automation options, and powerful analytics into one unique workflow will help us maximize insights from CGP data while improving our efficiency."

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About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

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Media Contact:

Nick Puleo

npuleo@comsint.com